File Reference 82-34868

Fisher & Paykel Appliances Holdings Limited

78 Springs Road, East Tamaki
P O Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609

www.fisherpaykel.com

1 March 2006

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

Re: Fisher & Paykel Appliances Holdings Limited
File # 82-34868

The attached documents were lodged with the New Zealand Stock Exchange [NZX] on 1 March 2006.

Accordingly a copy of these document are furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868.

Yours faithfully

M D Richardson
Chief Financial Officer

dlw 3/7

Enclosures:
1. NZX Initial Disclosure – M D Church
2. NZX Initial Disclosure – R L Cooper
3. NZX Initial Disclosure – C G Douglas
4. NZX Initial Disclosure – M T Goadby

Headline Initial Disclosure - M D Church

Announcement text

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
□ Initial disclosure (complete Parts A, B, C, D, F and G of this notice).
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Michael David Church
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Chief Operating Officer Australia
5 Date of this disclosure notice 1 March 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Michael David Church
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares and Options to Buy Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A (a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) 27 February 2006

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) -
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) -
12. Number of transactions6 (as required by regulation 12(2), if applicable) -

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) -
14. Consideration8 (as required by regulation 10) -
15. Number of securities held prior, set out by class and type (as required by regulation 8) -
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) -

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 50,576 Ordinary Shares348,000 Options to Buy Ordinary Shares

Signature

M Church

Embargo Until None

Description	Type	Size (kb)	Action
Initial Disclosure - M D Church	PDF file	29	

This announcement has no comments.

Being Worked On (0)

No announcements are being worked on.

Waiting for Release (0)

No announcements pending.

Last 5 Released Announcement(s)

- Initial Disclosure - M T Goadby *Released - 1 Mar 2006 at 09:05:08 AM*
- Initial Disclosure - C G Douglas *Released - 1 Mar 2006 at 09:01:36 AM*
- Initial Disclosure - R L Cooper *Released - 1 Mar 2006 at 09:00:48 AM*
- Initial Disclosure - M D Church *Released - 1 Mar 2006 at 08:56:52 AM*
- NOTICE OF ISSUE OF SECURITIES *Released - 14 Feb 2006 at 01:54:35 PM*

Last 0 Rejected Announcement(s)

There aren't any rejected Announcements.

Logged in (1)

- *L Ross*

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	-
14.	Consideration[8] (as required by regulation 10)	-
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	-
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	-

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	50,576 Ordinary Shares 348,000 Options to Buy Ordinary Shares

Signature

M Church

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

√ Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Michael David Church
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Chief Operating Officer Australia
5	Date of this disclosure notice	1 March 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Michael David Church
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares and Options to Buy Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	27 February 2006

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	-
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	-
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	-

Headline	Initial Disclosure - R L Cooper

Announcement text

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
□ Initial disclosure (complete Parts A, B, C, D, F and G of this notice).
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Roger Lonsdale Cooper
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Vice President Operations
5 Date of this disclosure notice 1 March 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Roger Lonsdale Cooper
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares and Options to Buy Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A (a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) 27 February 2006

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) -
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) -
12. Number of transactions6 (as required by regulation 12(2), if applicable) -

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) -
14. Consideration8 (as required by regulation 10) -
15. Number of securities held prior, set out by class and type (as required by regulation 8) -
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) -

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 72,416 Ordinary Shares210,000 Options to Buy Ordinary Shares

Signature

R Cooper

Embargo Until	None

Description	Type	Size (kb)	Action
Initial Disclosure - R L Cooper	PDF file	25	

This announcement has no comments.

Being Worked On (0)

No announcements are being worked on.

Waiting for Release (0)

No announcements pending.

Last 5 Released Announcement(s)

- Initial Disclosure - M T Goadby
  Released - 1 Mar 2006 at 09:05:08 AM
- Initial Disclosure - C G Douglas
  Released - 1 Mar 2006 at 09:01:36 AM
- Initial Disclosure - R L Cooper
  Released - 1 Mar 2006 at 09:00:48 AM
- Initial Disclosure - M D Church
  Released - 1 Mar 2006 at 08:56:52 AM
- NOTICE OF ISSUE OF SECURITIES
  Released - 14 Feb 2006 at 01:54:35 PM

Last 0 Rejected Announcement(s)

There aren't any rejected Announcements.

Logged in (1)

- *L Ross*

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	-
14.	Consideration[8] (as required by regulation 10)	-
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	-
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	-

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	72,416 Ordinary Shares 210,000 Options to Buy Ordinary Shares

Signature

R Cooper

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

√ Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Roger Lonsdale Cooper
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Vice President Operations
5	Date of this disclosure notice	1 March 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Roger Lonsdale Cooper
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares and Options to Buy Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	27 February 2006

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	-
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	-
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	-

Headline	Initial Disclosure - C G Douglas

Announcement text

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
□ Initial disclosure (complete Parts A, B, C, D, F and G of this notice).
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Craig George Douglas
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer Vice President Sales & Marketing
5 Date of this disclosure notice 1 March 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Craig George Douglas
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares and Options to Buy Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A (a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) 27 February 2006

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) -
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) -
12. Number of transactions6 (as required by regulation 12(2), if applicable) -

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) -
14. Consideration8 (as required by regulation 10) -
15. Number of securities held prior, set out by class and type (as required by regulation 8) -
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) -

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 1,864 Ordinary Shares136,670 Options to Buy Ordinary Shares

Signature

C Douglas

Embargo Until None

Description	Type	Size (kb)	Action
Initial Disclosure - C G Douglas	PDF file	29	

This announcement has no comments.

Being Worked On (0)

No announcements are being worked on.

Waiting for Release (0)

No announcements pending.

Last 5 Released Announcement(s)

- Initial Disclosure - M T Goadby *Released - 1 Mar 2006 at 09:05:08 AM*
- Initial Disclosure - C G Douglas *Released - 1 Mar 2006 at 09:01:36 AM*
- Initial Disclosure - R L Cooper *Released - 1 Mar 2006 at 09:00:48 AM*
- Initial Disclosure - M D Church *Released - 1 Mar 2006 at 08:56:52 AM*
- NOTICE OF ISSUE OF SECURITIES *Released - 14 Feb 2006 at 01:54:35 PM*

Last 0 Rejected Announcement(s)

There aren't any rejected Announcements.

Logged in (1)

- *L Ross*

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	-
14.	Consideration[8] (as required by regulation 10)	-
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	-
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	-

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	1,864 Ordinary Shares 136,670 Options to Buy Ordinary Shares

Signature

C Douglas

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

√ Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Craig George Douglas
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	Vice President Sales & Marketing
5	Date of this disclosure notice	1 March 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Craig George Douglas
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares and Options to Buy Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	27 February 2006

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	-
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	-
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	-

Headline	Initial Disclosure - M T Goadby

Announcement text

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
□ Initial disclosure (complete Parts A, B, C, D, F and G of this notice).
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Michael Taylor Goadby
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer President North America
5 Date of this disclosure notice 1 March 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Michael Taylor Goadby
7. Class and type of security3 (as required by regulation 6B or regulation 8) Ordinary Shares and Options to Buy Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A (a) or regulation 7(a)) Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) 27 February 2006

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) -
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) -
12. Number of transactions6 (as required by regulation 12(2), if applicable) -

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) -
14. Consideration8 (as required by regulation 10) -
15. Number of securities held prior, set out by class and type (as required by regulation 8) -
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) -

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8) 110,000 Ordinary Shares520,000 Options to Buy Ordinary Shares

Signature

M Goadby

Embargo Until None

Description	Type	Size (kb)	Action
Initial Disclosure - M T Goadby	PDF file	25	

This announcement has no comments.

Being Worked On (0)

No announcements are being worked on.

Waiting for Release (0)

No announcements pending.

Last 5 Released Announcement(s)

- Initial Disclosure - M T Goadby *Released - 1 Mar 2006 at 09:05:08 AM*
- Initial Disclosure - C G Douglas *Released - 1 Mar 2006 at 09:01:36 AM*
- Initial Disclosure - R L Cooper *Released - 1 Mar 2006 at 09:00:48 AM*
- Initial Disclosure - M D Church *Released - 1 Mar 2006 at 08:56:52 AM*
- NOTICE OF ISSUE OF SECURITIES *Released - 14 Feb 2006 at 01:54:35 PM*

Last 0 Rejected Announcement(s)

There aren't any rejected Announcements.

Logged in (1)

- *L Ross*

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

√ Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Michael Taylor Goadby
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	President North America
5	Date of this disclosure notice	1 March 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Michael Taylor Goadby
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Ordinary Shares and Options to Buy Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	27 February 2006

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	-
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	-
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	-

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	-
14.	Consideration[8] (as required by regulation 10)	-
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	-
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	-

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	110,000 Ordinary Shares 520,000 Options to Buy Ordinary Shares

Signature

M Goadby

Fisher & Paykel Appliances Holdings Limited

78 Springs Road, East Tamaki
P O Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609

www.fisherpaykel.com

1 March 2006

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

**Re: Fisher & Paykel Appliances Holdings Limited
File # 82-34868**

The attached document was lodged with the Australian [ASX] and New Zealand Stock Exchange [NZX] on 1 March 2006.

Accordingly a copy of these document are furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868.

Yours faithfully

M D Richardson
Chief Financial Officer

Enclosure:
Presentation to Investors and Analysts – 1 March 2006


Style
Integrity
Care
Innovation

Fisher&Paykel appliances holdings limited

John Bongard

February 2006

Group
Segmented EBIT



Style
Integrity
Care
Innovation



2004
2005
2006F
Finance
Investments


Exchange Rates
+65%
Aug-03
Feb-04
Aug-04
Feb-05
Aug-05
Feb-06
Style
Integrity
Care
Innovation


Prepaint
Steel $US/Tonne
2003
2004
2005
Style
Integrity
Care
Innovation

NZD 90 Day Interest Rates


Style
Integrity
Care
Innovation


Sep-03
Mar-04
Sep-04
Mar-05
Sep-05

ABS Sheet Prices



Style
Integrity
Care
Innovation



Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06



Style
Integrity
Care
Innovation

Market Update

	Percentage Change
	+7.8
	-6.3
	+43.5
	+64.3
	+1.1
	-14.1
	+7.1

USA


Style
Integrity
Care
Innovation

- ... integrated into US operations
- ... growth in Fisher & Paykel ... continues - led by DishDrawer
- ... relocated to Clyde Ohio
- ... Plant - due to move
- ... - relocate later this year.



CL DE
Style
Integrity
Care
Innovation



CL DE
Style
Integrity
Care
Innovation

Fisher&Paykel Finance


Style
Integrity
Care
Innovation

ds - interest free

costs

armers Finance


Style
Integrity
Care
Innovation

Expected Trading Result

31 March 2006

ofit After Tax

to be between

$63 million


Style
Integrity
Care
Innovation

Our Business has expanded around the Globe

...turing sites

...NZ form the base for ...'s business

... ambition - UK Europe


Greenland
(DENMARK)
Alaska (U.S.)
CANADA
UNITED STATES
Maps.com
MEXICO
CUBA
VENEZUELA
COLOMBIA
BRAZIL
PERU
BOLIVIA
CHILE
ARGENTINA
KIRIBATI
French Polynesia (FR.)
SWEDEN
FINLAND
NORWAY
UNITED KINGDOM
FRANCE
POLAND
UKRAINE
SPAIN
TURKEY
MOROCCO
ALGERIA
LIBYA
EGYPT
MAURITANIA
MALI
NIGER
CHAD
SUDAN
NIGERIA
ETHIOPIA
SOMALIA
ANGOLA
SOUTH AFRICA
SAUDI ARABIA
IRAQ
IRAN
RUSSIA
KAZAKHSTAN
MONGOLIA
CHINA
INDIA
JAPAN
PHILIPPINES
INDONESIA
PAPUA NEW GUINEA
AUSTRALIA
NEW ZEALAND
Offices located throughout the world

FPA Offices

FPA Factories

Questions raised


Style
Integrity
Care
Innovation

and the spread of business, can we

ross different time zones?

customs and practices with,

do business ?


Style
Integrity
Care
Innovation

Company Restructured

- ...ed as stand alone
- ... governance across the
- ... through corporate functions


Style
Integrity
Care
Innovation

Growth Strategy
Appliances

- Small innovative efficient plants operating as close to the major markets as possible
- Capital investment focussed on innovation and new products to market.
- Minimise investment in capacity capital using outsourcing wherever possible.

Australia for Oceania
nternational markets

North America

ble Europe for Europe

rking Capital, Cashflow, Freight costs


Style
Integrity
Care
Innovation

Growth Strategy
Finance

Drive growth of the Cards business

- Q Card
- Farmers card

[illegible]ing Efficiencies

[illegible] Asset Quality and Credit Risk


Style
Integrity
Care
Innovation

Growth Strategy

- Play to our strengths
  - Innovation - in every aspect of the business
    - ...platforms - many new ideas to come
    - ...al brand
    - ...support
    - ...in the industry
    - ...de to us by our
    - ...petitors


Style
Integrity
Care
Innovation
Emirates TEAM
NEW ZEALAND
EXCLUSIVE SUPPLIER
Fly Emirates
TOYOTA
NEW ZEALAND
A1TEAM.NZL
Fisher&Paykel
netball
series
Greece lightning
flippers
swimming
Fisher&Paykel National Youth Squad